UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant's name into English)

200 Bloor Street East
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926‑3000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

This Form 6-K is incorporated by reference in the registration statement filed with the Securities and Exchange Commission by the registrant on Form S-8 (Registration No. 333-211366).

Deferred Compensation Plan for the John Hancock Financial Network

In connection with the November 2, 2018 closing of the sale by John Hancock Financial Network, Inc. of its subsidiary, Signator Investors, Inc. (the “Sale”), all new deferrals made under, and all new contributions to, the Deferred Compensation Plan for the John Hancock Financial Network (the “Plan”) by Participants (as defined in the Plan) were suspended. The Sale constituted a “Change in Control” (as that term is defined under the Plan) and resulted in a separation from service (as that term is defined in Section 409A of the Internal Revenue Code of 1986, as amended) for all Participants in the Plan. Distributions have been, and will continue to be, made under the Plan in accordance with Participants’ existing distribution elections, and the Plan will continue in accordance with its terms with respect to existing Participant accounts until all distributions have been made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

By: /s/ Kay Song
Name: Kay Song
Title: Assistant Corporate Secretary
Date: February 13, 2019